                                                                 EXHIBIT (A)(11)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 7, 1997 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from) holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where securities laws, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by Morgan Stanley & Co. Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                           All Outstanding Shares of
                                  Common Stock
                                      and
                  Series A Convertible Voting Preferred Stock
                                       of
                          Kysor Industrial Corporation
                                       at
                              $43.00 Net Per Share
                                       by
                              K Acquisition Corp.,
                     an indirect wholly owned subsidiary of
                           Scotsman Industries, Inc.

    K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation (the "Parent"), is offering to purchase all outstanding shares of Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended, between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and all outstanding shares of Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; and, together with the Common Stock, the "Company Capital Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Following the Offer, the Offeror intends to effect the Merger described below.
--------------------------------------------------------------------------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 7, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------
    The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the Offer such number of Shares that would constitute a majority of the outstanding shares of the Company Capital Stock at the date of the expiration of the Offer (assuming the exercise of all options to purchase shares of the Company Capital Stock outstanding at the expiration date of the Offer) (the "Minimum Condition"). The Offer is also conditioned upon the waiting period under the HSR Act (as defined in the Offer to Purchase) applicable to the purchase of Shares pursuant to the Offer having expired or been terminated and the Company and Kuhlman (as defined in the Offer to Purchase) having consummated the transactions contemplated by the Asset Purchase Agreement (as defined in the Offer to Purchase) or Kuhlman having waived any conditions to consummate the Asset Purchase Agreement, agreeing to consummate the transactions contemplated thereby contemporaneously with or immediately following the consummation of the Offer. The Offer is also subject to other terms and conditions.
    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 2, 1997 (the "Merger Agreement"), among Parent, the Offeror and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Michigan Business Corporation Act, as amended (the "Michigan BCA"), the Offeror will be merged with and into the Company (the "Merger"). If the Offeror acquires at least 90% of the outstanding shares of each class of stock of the Company pursuant to the Offer, the Offeror would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 450.1711 of the Michigan BCA, without prior notice to, or any action by, any shareholder of the Company. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Company Capital Stock that is issued and outstanding (other than shares of Company Capital Stock owned by the Company, any subsidiary of the Company, Parent, the Offeror or any other subsidiary of Parent, which shares will be automatically canceled and retired) will be converted into the right to receive from the Surviving Corporation $43.00 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest thereon.
    The Board of Directors of the Company has unanimously approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, has determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable and that the terms of each of the Offer and the Merger are fair to and in the best interests of the Company's shareholders, and recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

    For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to First Chicago Trust Company of New York (the "Depositary") of the Offeror's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering shareholders. Under no circumstances will interest be paid by the Offeror because of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.
    If any of the conditions set forth in the Offer to Purchase that relate to the Offeror's obligation to purchase the Shares have not been satisfied by 12:00 Midnight, New York City time, on Friday, March 7, 1997 (or any other time then set as the expiration date of the Offer), the Offeror may, subject to the terms of the Merger Agreement, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, March 7, 1997, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.
    Subject to the limitations set forth in the Offer and the Merger Agreement, the Offeror reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that the Offeror will exercise its right to extend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirement of Rules 14d-4(c) and 14e-1(d) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.
    Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after Friday, March 7, 1997. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties.
    The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
    The Company has provided the Offeror with the Company's list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.
    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
    Any questions or requests for assistance or copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent, the Dealer Manager and the Depositary for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.

                                 909 3rd Avenue
                                   20th Floor
                            New York, New York 10022
                                 (212) 754-8000
                            Toll Free (800) 566-9061

                     Banks and Brokerage Firms please call:
                                 (800) 662-5200

                      The Dealer Manager for the Offer is:

                             MORGAN STANLEY & CO.
                                 Incorporated

                              One Financial Place
                            440 South LaSalle Street
                            Chicago, Illinois 60605
                                 (312) 706-4424
 February 7, 1997